REGULATION C OFFERING STATEMENT DATED December 30, 2016

InGen Dynamics, Inc.

2225 East Bayshore Road, #100
Palo Alto, California 94303
Telephone: (415) 992-7581
www.aidorobot.com

Up to 709,200 Shares of Common Stock
Minimum purchase: 100 Shares ($141.00)

We are offering a maximum of 709,200 shares of common stock on a "best efforts" basis. Our target offering amount is $49,773 (the "Target Offering Amount"). If we do not raise our Target Offering Amount by April 15, 2017, no securities will be sold in this offering, investment commitments will be cancelled and committed funds will be returned (the "Minimum Offering Period"). We will accept oversubscriptions in excess of the Target Offering Amount up to $999,972.00 on a first come, first served basis. See "Our Securities" for a description of our capital stock.

	Num	**Price to**	**Underwriting Discounts and**	
Per Share:	100	$141.00	$0.00	$141.00
Target Offering Amount:	35,300	$49,773.00	$0.00	$49,773.00
Total Maximum:	709,200	$999,972.00	$0.00	$999,972.00

(1) The fee for posting on StartEngine.Com is 5% of the total raised.
(2) We do not intend to use commissioned sales agents or underwriters.
(3) Does not include expenses of the offering, including professional fees, costs of blue sky compliance, escrow fees and the fees and costs of posting offering information on StartEngine.com. See "Use of Proceeds" and "Investment Process".

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials.

StartEngine will notify investors when the Target Offering Amount has been met.

If we reach the Target Offering Amount prior to April 15, 2017, we may conduct the first of multiple closings of the offering early if we provide notice about the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to April 15, 2017, his or her funds will be released to us upon a closing of the offering and he or she will receive securities in exchange for his or her investment.

If we notify investors of a material change to the offering and you do not reconfirm your investment commitment thereafter, your investment commitment will be cancelled and your committed funds will be returned to you

***

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 22(7) of Regulation Crowdfunding. For general information on investing, we encourage you to refer to www.investor.gov.

There is currently no trading market for our common stock and we cannot guarantee that such a trading market will ever exist.

These are speculative securities. A crowdfunding investment involves significant risks. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. See "Risk Factors" beginning on page 2.

You should rely only on the information contained in this offering statement prepared by or on behalf of us. We have not authorized anyone to provide you with information different from, or in addition to, that contained in this offering statement. This offering statement is an offer to sell only the common stock offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this offering statement is current only as of its date.

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TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This offering statement contains forward-looking statements, which include information concerning our liquidity and our possible or assumed future results of operations, including descriptions of our business strategies. These statements often include words such as "believe," "expect," "project," "anticipate," "intend," "plan," "estimate," "target," "seek," "will," "may," "would," "should," "could," "forecasts," "mission," "strive," "more," "goal," or similar expressions. The statements are based on assumptions that we have made, based on our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments, and other factors we think are appropriate. We believe these judgments are reasonable. However, you should understand that these statements are not guarantees of performance or results. Our actual results could differ materially from those expressed in the forward-looking statements.

There are a number of risks, uncertainties, and other important factors, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking statements contained in this offering statement. Such risks, uncertainties, and other important factors include, among others, the risks, uncertainties, and factors set forth below under "Risk Factors." "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We urge you to read this offering statement, including the uncertainties and factors discussed under "Risk Factors," completely and with the understanding that actual future results may be materially different from expectations. All forward-looking statements made in this offering statement are qualified by these cautionary statements. The forward-looking statements contained in this offering statement speak only as of the date of this offering statement. We undertake no obligation, other than as may be required by law, to update or revise any forward-looking or cautionary statements to reflect changes in assumptions, the occurrence of events, unanticipated or otherwise, or changes in future operating results over time or otherwise.

OFFERING SUMMARY

The following summary highlights selected information contained in this offering circular. This summary does not contain all the information that may be important to you. You should read the more detailed information contained in this offering circular, including, but not limited to, the risk factors beginning on page 2. References to "we," "us," "our," or the "Company" mean InGen Dynamics, Inc.

Our Company

InGen Dynamics, Inc. ("InGen" or the "Company"), is a Delaware corporation that has designed and is developing "Aido" an interactive personal home robot and extendable service and domestic robotic technology platform that can be used in households, retail spaces, and senior homes for various utility purposes.

The Offering

Securities Offered	Maximum 709,200 shares of common stock ($999,972.00)
Common Stock outstanding before the Offering	6,600,000
Common Stock outstanding after the Offering	7,309,200
Use of Proceeds	The net proceeds of this offering will be used primarily to commercialize Aido, fulfill crowdfunding product orders, continue ecosystem engagement and to hire and grow the Aido team.
Risk Factors	Investing in our shares involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the "Risk Factors" section of this offering circular.

Perks*

*All perks are individual, not inclusive of previous perks. You only get one perk reward matching your investment level.

$500+ Reservation for Aido Classic with a discounted price of $500

$1,500+ Aido Classic

$2,000+ Aido Premium Bundle

$5,000+ Aido Premium Bundle Space Gray x2

All Investor Aidos are Special Edition which comes with:

- Serial Number
- Ownership Certificate
- Personal Engraving with Investor's name

If an Investor is also an Indiegogo backer, all of Investor's Indiegogo Aidos get automatically upgraded to Special Edition if any of the Perks are met, or if the Investor makes a minimum $200 investment in this offering.

**Disclaimer: Perks are not a direct purchase but rather a contribution to a concept or work-in-progress. The specifications, functionality and features of Aido are subject to change and delivery may be delayed. The Company's Indiegogo backers will be fulfilled first before these perks are delivered. Perks will be shipped when they are ready for market. All shipping rates are collected on dispatch.

RISK FACTORS

An investment in our common stock involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the cautionary statement that follows this section and the other information included in this offering circular, before investing in this offering. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the value of our common stock could fall, causing you to lose some or all of your investment. The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.

We have a limited operating history and have not yet generated any revenues.

Our limited operating history makes evaluating the business and future prospects difficult, and may increase the risk of your investment. We were formed on July 21, 2015 and we have not yet begun delivering our first products. To date, we have no revenues. Our products require significant investment prior to commercial release, and may never be successfully developed or commercially successful.

We operate in a competitive industry that is subject to rapid technological change, and we expect competition to increase.

There are several other companies that have developed or are developing technology and devices that compete with Aido. Our principal competitors in the service robotics market consist of Jibo, Sota, Buddy, Pepper and Amazon Echo. These or other or service robotics products and companies, academic and research institutions, or others, may develop new technologies that provide a superior personal robotics device, are more effective in addressing the key problems Aido is developed to address, or are less expensive than Aido or our future products. Our technologies and products could be rendered obsolete by such developments.

Our competitors may respond more quickly to new or emerging technologies, undertake more extensive marketing campaigns, have greater financial, marketing and other resources than we do or may be more successful in attracting potential customers, employees and strategic partners. In addition, potential customers, could have long-standing or contractual relationships with competitors or other robotics companies. Potential customers may be reluctant to adopt Aido. If we are not able to compete effectively, our business and results of operations will be negatively impacted.

If we do not timely introduce successful products, our business and operating results could suffer.

The market for our products is characterized by rapidly changing technology, evolving industry standards, short product life cycles and frequent new product introductions. As a result, we must continually introduce new products and technologies and enhance existing products in order to remain competitive. The success of our new products depends on several factors, including our ability to: (i) anticipate technology and market trends; (ii) timely develop innovative new products and enhancements; (iii) distinguish our products from those of our competitors; (iv) manufacture and deliver high-quality products; and (v) price our products competitively.

We may not be able to obtain adequate financing to continue our operations.

The design, manufacture, sale and servicing of service robotics is a capital-intensive business. Even if we successfully raise $999,972.00 from this offering, we estimate that we will need to raise additional capital in the future to fully commercialize Aido and future products. We will need to raise additional funds through the issuance of equity, equity-related, or debt securities or through obtaining credit from government or financial institutions. This capital will be necessary to fund ongoing operations, continue research, development and design efforts, establish sales channels, improve product components, and make the investments in tooling and manufacturing equipment required to launch our products. We cannot assure you that we will be able to raise additional funds when needed.

Terms of subsequent financings may adversely impact your investment.

We will likely need to engage in common equity, debt, or preferred stock financing in the future. Your rights and the value of your investment in the common stock could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock. In addition, if we need to raise more equity capital from the sale of common stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Shares of common stock which we sell could be sold into any market which develops, which could adversely affect the market price.

Our success is highly dependent on key current management.

Our success is highly dependent on Arshad Hisham A.P.M., our founder and Chief Executive Officer. Mr. Hisham has been the driving force behind the development of our robotics technology and the Company. The loss of his services would have a material adverse effect on our business. We have not obtained any "key man" insurance for Mr. Hisham.

The risks inherent in borrowing capital may have a material adverse effect on our business.

We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair the Company's operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on the Company's business, results of operations or financial condition.

Management has discretion on use of proceeds generated from this offering.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering.

A single majority stockholder has control of the Company.

The Company's sole director and majority shareholder is Arshad Hisham. Investors will not be able to control the management of the Company.

The common stock offered herein has limited transferability and liquidity.

Each Investor agrees that it will acquire our common stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our common stock. No public market exists for our common stock and no market is expected to develop.

We may be unable to protect our intellectual property rights. Unauthorized use of our technology may result in the development of products that compete with our products.

Our future success depends in part on our proprietary technology, technical know-how and other intellectual property. We rely on intellectual property laws, confidentiality procedures and contractual provisions, such as nondisclosure terms, to protect our intellectual property. Others may independently develop similar technology, duplicate our products, or design around our intellectual property rights. In addition, unauthorized parties may attempt to copy aspects of our product or to obtain and use information that we regard as proprietary. Any of these events could significantly harm our business, financial condition and operating results.

Investors may face dilution of their equity interest by subsequent financings and stock issuances.

The Board of Directors of the Company has sole authority to authorize the Company to issue additional shares of the Company's capital stock (including common and preferred stock) and to establish the rights and preferences with respect to such additional stock, including liquidation preferences that may be senior to the common stock offered through this offering. In addition, the Company has reserved additional common stock under an equity incentive compensation plan to members of the Company's management team and consultants. The Company also has the ability to issue equity through preferred stock with terms and preferences to be determined in the sole discretion of the Board of Directors. Preferred stock would likely be senior to the Company's common stock on liquidation and may have other preferential rights such as the right to appoint an additional member to the Board or a right to receive a preferred return on investment. Such future issuances of preferred or common stock may dilute an Investor's investment in this offering.

Additional Disclosures.

Because this transaction is a private offering and not registered under the U.S. Securities Act of 1933 or state securities laws, it has not been reviewed by the Securities and Exchange Commission (the "SEC") or the state securities regulators. Review may have resulted in additional disclosures by the Company.

THE COMPANY IS OFFERING THE SHARES PURSUANT TO AVAILABLE EXEMPTIONS FROM REGISTRATION UNDER FEDERAL AND STATE SECURITIES LAWS. THE COMPANY IS UNDER NO OBLIGATION AND HAS NO INTENTION, TO REGISTER THE SECURITIES AND IS UNDER NO OBLIGATION TO ATTEMPT TO SECURE AN EXEMPTION FOR ANY SUBSEQUENT SALE. THE SHARES, WHEN ISSUED, WILL BE RESTRICTED SECURITIES AND GENERALLY MUST BE HELD INDEFINITELY. THEY MAY NOT BE TRANSFERRED UNLESS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN AVAILABLE EXEMPTION FROM REGISTRATION WITH AN OPINION FROM LEGAL COUNSEL TO THAT EFFECT SATISFACTORY TO THE COMPANY.

GENERALLY, IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS INVESTMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

USE OF PROCEEDS

We estimate that, at a per share price of $1.41, the net proceeds from the sale of the 709,200 shares of common stock in this offering will be approximately $877,974, after deducting the estimated offering expenses of approximately $121,998.

The net proceeds of this offering will be used primarily to commercialize Aido, fulfill crowdfunding product orders, continue ecosystem engagement and to hire and grow the Aido team.

Accordingly, we expect to use the net proceeds as follows:

Total Proceeds:	$49,773	$999,972
Less: Offering Expenses		
(a) StartEngine Fees (5% total fee)	$2,489	$49,999
(b) FundAmerica Fees(1)	$2,340	$46,999
(c) Professional Fees(2)	$1,000	$25,000
Net Proceeds	$43,944	$877,974
Use of Net Proceeds:		
(a) R& D	$43,944	$600,000
(b) Marketing	-	$75,000
(c) Salaries and General Admin	-	$100,000
(d) Professional Fees	-	$3,000
(e) Working Capital (3)	-	$99,794
Total Use of Net Proceeds	$43,944	$877,974

(1) FundAmerica's fees will vary based on the total number of investors and amount per investment.
(2) Includes estimated legal, accounting and marketing expenses associated with the Offering.
(3) A portion of working capital will be used for officers' salaries.

The foregoing information is based on management's best estimate. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Irregular Use of Proceeds: Up to $50,000 for the marketing and promotion of this campaign has been advanced to the Issuer by StartEngine as part of its Marketing Fund Advance Program, to be recouped by the Issuer regardless of campaign success. All advanced funds will be used in direct support of this campaign and will be verified by StartEngine.

The issuer may incur other Irregular Uses of Proceeds which may include but are not limited to the following: vendor fees and salaries and/or expenses paid to the Company's directors or officers or their friends or family, any "Administration Expenses" that are not strictly for administrative purposes, any "Travel and Entertainment" expenses, and any repayment of inter-company debt or back payments; provided however, that the foregoing fees or expenses, as applicable, exceed $10,000.

BUSINESS

Corporate Background and General Overview

InGen Dynamics, Inc. (the "Company') is a corporation incorporated under the laws of the State of Delaware on July 21, 2015. The Company is a robotics company focused primarily on its flagship product "Aido" a personal home robot platform and the software development, hardware design and platform development associated therewith. The Company believes that the connected home is the new technology battleground and the lack of mobility of existing personal home technology limits the possibilities of smart devices at home. A combination of mobility and new interaction paradigms such as voice command and gesture based interactions help fuel new use cases in connected homes. Aido serves as a personal utility home robot, a mobile home entertainment hub, an extensible personal assistant, keeps your home safe and healthy, an Internet of Things (IoT) hub, can be taught to improve your day, and can do much more.

Market

The market for consumer and business robots is projected to expand rapidly in the next few years. The service robotics market is expected to grow from $5.6B in 2014 to $22.5B in 2021.[1] Growth in connection home devices, declining component costs and adoption of robotic devices by consumers serve as emerging trends driving the home robotics industry.

Competition

Aido competes with technology either solving specific problems or products that rely heavily on the "cool factor". Aido is designed as an extendable utility robot expected to push the envelope on gesture based interaction technology using its projectors. Aido's technology, algorithms and patterns are expected to give it a competitive advantage in the marketplace and prevent commoditization. Aido competes with the following products/companies Jibo, Sota, Buddy, Pepper and Amazon Echo.

Employees

The Company has no employees other than its CEO and Sole Director, as of the date hereof, but anticipates that it will begin hiring employees in 2017.

The Company has consulting agreements in place with four (4) Indian entities: Engenesis Engineering Technologies Pvt. Ltd., Sarath K.S., Siva Technology Services Ltd. and Whitesun Technologies Pvt. Ltd. Full-time consultants are working on the Aido project through the consulting agreements with these entities.

Legal Proceedings

There are no legal proceedings material to the Company's business or financial condition pending and, to the best of its knowledge, there are no such legal proceedings contemplated or threatened.

Intellectual Property

The Company is in the process of filing provisional patents on the hardware and software components of Aido and plans to continue patent prosecution to completion.

Hardware. There are four (4) main hardware components that are in the process of being patented with the possibility of further patentable parts: (1) Custom Daughterboard, (2) Microcontroller for Mobility, (3) Power Management Board and (4) IR, WIFI and Laser Based Docking.

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[1] http://www.koreaherald.com/view.php?ud=20110118000723

Software. There are also four (4) main software components that are patentable: (1) Indoor Positioning, (2) Task Automation, (3) Linux Intelligence Wrapper, and (4) Aido Speech Engine.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

We are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have not commenced. We commenced operations in July 2015, and are still in the process of building and delivering initial Aido product orders.

Financial Statements

Our financial statements can be found at Exhibit B to Form C.

Operating Results

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of Aido, which we do not anticipate occurring until at least the second quarter of 2017. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12-18 months without revenue generation.

Liquidity and Capital Resources

As of December 31, 2015, we had no cash on hand. To date, we have funded our operations primarily with the subscription proceeds from the Company's principal stockholder, the SAFE issuance and an Indiegogo campaign. See Note 8 "Subsequent Events" to our Financial Statements.

Indebtedness

As of December 31, 2015, the Company had accounts payable liabilities totaling $3,500.

Previous Exempt Offerings

The Company has previously conducted the following exempt offerings:

(1) Issuance of Founder's Common Stock (6,500,000 shares) at $0.0001 per share for total proceeds of $65.00.
(2) Issuance of Restricted Stock under the Company's 2105 Stock Incentive Plan (100,000 shares) at $0.0001 per share for total proceeds of $1.00.
(3) Issuance of a Simple Agreement for Future Equity (SAFE) in the amount of $10,000 which is convertible into the Company's next qualified preferred equity round. See "Our Securities" for more information.

Valuation

The Company has not undertaken an independent valuation of the Company. The price of the common stock in this offering reflects the opinion of the Board of Directors of the Company as to the current fair market value of the Company. The value of the Company's common stock depends on several factors including the successful launch of its core product, Aido, the growth of the service robotics market, and the ability to continue as a going concern.

PLAN OF OPERATIONS

Upon completion of this offering, the Company plans to invest in the completion of the R&D of Aido and its commercialization, the fulfillment of Indiegogo campaign pre-orders, engagement with the developer ecosystem and growth of the InGen team.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name	Position	Dates of Service
Executive Officers:		
Arshad Hisham A.P.M.	Chief Executive Officer and Secretary	Since inception
Anurag Pal	Chief Financial Officer	Since inception
Director:		
Arshad Hisham A.P.M.	Sole Director	Since inception

Our chief executive officer works full time for the Company. During the past 5 years, Mr. Hisham has not been involved in any bankruptcy or insolvency proceeding or convicted in a criminal proceeding, excluding traffic violations and other minor offenses. Other than our CEO and Sole Director, all other officers and key employees serve in consulting roles.

Executive Officers

Arshad Hisham, A.P.M., Chief Executive Officer, Secretary and Sole Director. Mr. Hisham is the founder, CEO, Secretary and Sole Director of InGen since Inception. Mr. Hisham is a serial entrepreneur and a Cranfield University (UK) MBA. He has built and run hardware automation companies in the past. He has published research papers on Robotics and has held senior roles in the past at IBM, Govt. of Australia, and Toyota. Mr. Hisham is a frequent speaker on the Robotics most recently as a keynote speaker at the annual IEEE Robotics Symposium, Boston Consulting Group's annual AI and machine learning event as well as at the industry-leading Robo-Business event among others.

Anurag Pal, Chief Financial Officer. Mr. Pal is the Company's CFO since Inception. He serves primarily as the CEO of Escalon Services, a financial services firm, and is in a part-time consulting role with the Company. Mr. Pal is an experience finance professional with an extensive operational, finance, sales and marketing background. He has an MBA from the University of Texas at Austin, with an emphasis in Finance, and a BS Electronics and Communication Engineering from Punjab Engineering College, India and previous roles include serving as a Director at Hewlett Packard.

Key Consultants

Summendranath Ravindranath (White Sun), Leader, Software Engineering and AI. Summendranath is a Texas Instruments alumnus with more than 15 years' experience creating ground-breaking technologies including a UNDP showcased project, complex electoral polling, GPS-based data collection and state-of-the-art applications. His experience includes developing AI/software for soccer based robots.

Hareesh Siva (Siva Technology), Leader, Hardware and Electronics. Hareesh is a hardware and electronics specialist with more than 15 years' experience in development of machine control, firmware for special purpose machines, PLC programming, weapons simulators for military, control systems for truck driving simulators and special purpose motors. Hareesh has worked on projects involving Traab Engineering, Autoliv, Digicon, GKB Lenses and the Indian Army.

Sabir Ahmed (Engenesis), Leader, Mechanical Engineering. Sabir is a mechanical engineering consultant with 25 years' experience working with companies including GE, Emerson, UTC, RPDG, and GoProto. He is an expert in new product development, industrial design, mechanical engineering and prototyping.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation of Executive Officers

To date our executive officers have not received cash compensation. We anticipate that we will begin compensating our executive officers in 2017.

Compensation of Directors

We currently have a sole director, and he is not compensated for such role. We do not anticipate compensating our directors for attendance at meetings. We reimburse our officers and directors for reasonable expenses incurred during the course of their performance.

PRINCIPAL SECURITY HOLDERS

Name of Holder	No. and Class of Securities	% of Voting Power Prior to Offering
Arshad Hisham, A.P.M.	6,500,000	98.5%

RELATED PARTY TRANSACTIONS

We have not entered into any related party transactions. Should we enter into an affiliated transaction in the future, it will be made or entered into on terms that are no less favorable to us than those that can be obtained from any unaffiliated third party.

OUR SECURITIES

Our authorized capital stock consists of 10,000,000 shares of common stock, par value $0.00001 per share. As of the date of this Offering Circular, 6,600,000 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

Common Stock

Voting Rights. The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Dividends. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor as well as any distributions to the stockholders. The payment of dividends on the common stock will be a business decision to be made by our board of directors from time to time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the common stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Absence of Other Rights or Assessments. Holders of common stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our certificate of incorporation and Delaware General Corporation Law, shares of our common stock will be fully paid and not liable to further calls or assessments by us.

2015 Stock Incentive Plan. The Company has reserved 2,000,000 shares of its common stock pursuant to the 2015 Stock Incentive Plan (the "Plan"), which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award. To date, the Company has granted 100,000 shares to a non-employee consultant pursuant to restricted stock purchase agreements at a purchase price of $0.00001. There are currently 1,900,000 shares are still available for grant under the Plan.

Simple Agreement for Future Equity (SAFE). On January 7, 2016, the Company issued a SAFE to an outside investor in the amount of $10,000. The SAFE is convertible into the Company's stock upon the next qualified preferred equity financing at a price per share equal to the lower of a 20% discount to the pricing in the triggering financing or the price implied by a $2,500,000 valuation on the Company's fully diluted capitalization. The Company may issue additional SAFEs in the future to certain consultants from time to time at the discretion of the Board of Directors.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The securities being offered may not be transferred by any purchaser of such securities, unless such securities are transferred:

(1) to the Company;
(2) to an accredited investor;
(3) as part of an offering registered with the SEC; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of our officers or directors is disqualified from relying on Regulation Crowdfunding.

Annual reports

We have not filed annual reports to date. Any annual reports will be posted on our website, at www.aidorobot.com.

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTMENT PROCESS

See Exhibit C to Form C.

CANCELLING AN INVESTMENT COMMITMENT

Investors may cancel an investment commitment until 48 hours prior to end of the Minimum Offering Period. StartEngine will notify investors when the Target Offering Amount has been met. If we reach the Target Offering Amount Prior to end of the Minimum Offering Period, we may close the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the Minimum Offering Period, the funds will be released to InGen upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website not later than 120 days after the end of each fiscal year covered by the report. Once posted the annual report may be found on the Company's website at www.aidorobot.com. The Company has not previously failed to comply with any ongoing reporting requirements of the SEC.

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW

InGen Dynamics, Inc.
A Delaware Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report

December 31, 2015

InGen Dynamics, Inc.

TABLE OF CONTENTS

To the Stockholders of
InGen Dynamics, Inc.
Wilmington, Delaware

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of InGen Dynamics, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2015, and the related statements of operations, changes in stockholders' equity (deficiency), and cash flows for the period from July 21, 2015 (inception) to December 31, 2015, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
November 7, 2016

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

InGen Dynamics, Inc.
Balance Sheet (unaudited)
As of December 31, 2015

		2015
ASSETS		
Current Assets:		
Cash and cash equivalents	$	-
Total Current Assets		-
TOTAL ASSETS	$	-
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)		
Liabilities:		
Current Liabilities:		
Accounts payable	$	3,500
Overdrawn cash		73
Total Liabilities		3,573
Stockholders' Equity (Deficiency):		
Common Stock, $0.00001 par, 10,000,000 shares authorized, 6,550,000 shares issued and outstanding, 5,187,500 shares vested as of December 31, 2015.		66
Additional paid-in capital		-
Accumulated deficit		(3,639)
Total Stockholders' Equity (Deficiency)		(3,573)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)	$	-

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

InGen Dynamics, Inc.
Statement of Operations (unaudited)
For the period from July 21, 2015 (inception) to December 31, 2015

		2015
Net revenues	$	-
Costs of net revenues		-
Gross Profit		-
Operating Expenses:		
General & administrative		3,639
Total Operating Expenses		3,639
Loss from operations		(3,639)
Provision for Income Taxes		-
Net Loss	$	(3,639)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

InGen Dynamics, Inc.
Statement of Changes in Stockholders' Equity (Deficiency) (unaudited)
For the period from July 21, 2015 (inception) to December 31, 2015

	Common Stock				
	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficiency)
Balance at July 21, 2015	-	$ -	$ -	$ -	$ -
Issuance of common stock	6,550,000	66	-	-	66
Net loss	-	-	-	(3,639)	(3,639)
Balance at December 31, 2015	6,550,000	$ 66	$ -	$ (3,639)	$ (3,573)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

InGen Dynamics, Inc.
Statement of Cash Flows (unaudited)
For the period from July 21, 2015 (inception) to December 31, 2015

		2015
Cash Flows From Operating Activities		
Net Loss	$	(3,639)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase/(Decrease) in accounts payable		3,500
Increase/(Decrease) in overdrawn cash		73
Net Cash Used In Operating Activities		(66)
Cash Flows From Financing Activities		
Issuance of common stock		66
Net Cash Provided By Financing Activities		66
Net Change In Cash		-
Cash at Beginning of Period		-
Cash at End of Period	$	-
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$	-
Cash paid for income taxes	$	-

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

InGen Dynamics, Inc. (the "Company"), is a corporation organized July 21, 2015 under the laws of Delaware. The Company is involved with the Aido personal home robot platform which includes software development, hardware design, and platform development.

As of December 31, 2015, the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained a net loss for the period ended December 31, 2015, and has generated no revenues as of December 31, 2015. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, and/or to obtain additional capital financing, including from a planned financing through a stock offering. No assurance can be given that the Company will be successful in these efforts.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company has elected to adopt early application of Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements; the Company does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

The carrying amounts reported in the balance sheets approximate their fair value. Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has no accounts receivable as of December 31, 2015.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. At December 31, 2015, the Company had a net operating loss carryforward of $139. The Company incurs Federal income taxes at rates of approximately 34% and has determined its deferred tax assets are trivial to these financial statements. Due to the uncertainty as to the Company's ability to generate sufficient taxable income in the future and utilize the net operating loss carryforwards before they expire in 2035, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the period ended December 31, 2015, the Company recognized no interest and penalties.

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 4: STOCKHOLDERS' EQUITY (DEFICIENCY)

The Company authorized 10,000,000 shares of common stock at $0.00001 par value. As of December 31, 2015, 6,550,000 shares of common stock were issued and outstanding. The Company has reserved 2,000,000 shares of its common stock pursuant to the 2015 Stock Incentive Plan.

One stock issuance for 6,500,000 shares was conducted under terms of a restricted stock purchase agreement and is subject to vesting terms where 5,100,000 shares vested immediately and the remaining 1,400,000 shares vest monthly commencing October 28, 2015 at a rate of 1/48 per month, contingent upon continuous service with the Company and other terms defined in the agreement. Unvested shares are subject to a right of the Company to repurchase unvested shares at $0.00001 per share. As of December 31, 2015, 5,187,500 of the shares under this agreement had vested and 1,312,500 were unvested and subject to the repurchase option.

NOTE 5: SHARE-BASED PAYMENTS

During 2015 the Company adopted the 2015 Stock Incentive Plan (the "Plan"), which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. Under the Plan, the number of shares authorized for grant under the plan is 2,000,000 shares. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. During 2015, a restricted stock purchase agreement for 50,000 shares of common stock at a purchase price of $0.00001 per share was issued under the Plan, which was exercised in 2015 for the issuance of 50,000 shares of common stock. Shares available for grant under the Plan amounted to 1,950,000 as of December 31, 2015.

NOTE 6: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In June 2014, the FASB issued Accounting Standards Update (ASU) 2014-10 which eliminated the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and stockholders' equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. This ASU is effective for annual reporting periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. Early application is permitted for any annual reporting period or interim period for which the entity's financial statements have not yet been issued. Upon adoption, entities will no longer present or disclose any information required by Topic 915. The Company has early adopted the new standard effective immediately.

In August 2014, the FASB issued ASU 2014-15 on "Presentation of Financial Statements Going Concern (Subtopic 205-40) –Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern". Currently, there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term *substantial doubt,* (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. Early adoption is permitted. The Company has not elected to early adopt this pronouncement.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 8: SUBSEQUENT EVENTS

Indiegogo Campaign

The Company is currently undertaking a pre-order/rewards crowdfunding campaign on Indiegogo which has subscriptions of $832,000 as of the issuance of these financial statements.

SAFE Agreement Issuance

The Company raised $10,000 of capital in 2016 through the issuance of a simple agreement for future equity (SAFE Agreement). The SAFE Agreement is convertible into the Company's stock upon the next qualified preferred equity financing at a price per share equal to the lower of a 20% discount to the pricing in the triggering financing or the price implied by a $2,500,000 valuation on the Company's fully diluted capitalization.

Management's Evaluation

Management has evaluated subsequent events through November 7, 2016, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT C TO FORM C

INFORMATION ABOUT THE COMPANY'S BUSINESS FROM STARTENGINE WEBSITE (SCREENSHOTS)

This offering is not live or open to the public at this moment.

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aido

InGen Dynamics, Inc.

The Next Generation Home Robot

Small OPO · Palo Alto, CA · Technology

0% funded with 76 days left

Overview Team Terms Engage SHARE

MEET AIDO

The Next Generation Home Robot

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R2D2, Rosie the Robot, Wall-E...We have been fascinated with friendly robots for decades. Unfortunately, technology never quite lived up to the dream. Until now. Meet Aido - the Next Generation Home Robot. After raising nearly $1,000,000, Aido has been widely covered by mainstream media including Forbes, Fortune, T3, and more. We are recognized by industry leaders including BCG, Disney, IEEE, Robo-Business, and LG, among others. The next phase of the consumer robotics revolution is well and truly underway, and we are here to bring it to you.

Arshad Hisham
InGen Dynamics, CEO

video



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Perks

All investor Aido's are Special Edition which comes with

- Serial numbered
- Ownership certificate
- Personal engraving with owner's name

$500+ Reservation for Aido Classic with discounted price of $500
$1500+ Aido classic
$2000+ Aido Premium Bundle
$5000+ (2) Aido Premium Bundle Space Gray

Notes

- All Indiegogo backers who invest $200+ receive complimentary upgrade to Special Edition.
- Shipping rates collected on dispatch
- Aido will be shipped when they are ready for the market

Invest

$1.41 per share | $12M pre-money valuation
By investing now, you are betting that Aido will be worth more than $12M in the future.

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MISSION

Since day one, the goal of InGen Dynamics has been to build a useful, affordable and an advanced home robot . A beautifully crafted home robot that is a showpiece for robotic innovation. The next phase of the consumer robotics revolution is truly underway, and the next five years would set the stage for how these robots could fundamentally transform our homes and daily lives. We strongly believe that Aido will be a central part of this revolution and want to put an Aido in every home.

Key Facts

- $846,000+ raised on Indiegogo and ranked #2 as one of the most successful home Robot campaigns of all time
- Recipient of multiple awards including T3 Gamechanger of 2016
- Invited by Walt Disney to be showcased at their global innovation campus
- Recognized by major industry associations including IEEE, Boston Consulting Group, and Robo-Business
- Three functional prototypes complete and a functional SDK released to early developers
- Featured in major global research reports on Security and Home Robotics

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The Buzz About Aido

> *Aido is an artificially intelligent, voice-activated personal-assistant robot that can feel touch and even display information using a built-in projection system.*
>
> **Forbes**

> *The Aido ad looks like it might have been made to appear in a dystopian sci-fi movie, but it's not. It's real.*
>
> **Fortune**

> *Aido, the domestic robot straight out of wall-e.*
>
> **Mashable**

The Boston Globe

Watch out Alexa, rivals are angling for your job
September 22nd, 2016

How many job openings does your household currently have for robots or devices with artificial intelligence? Today, you can hire a Looj robot from Bedford-based iRobot to whack the leaves out of your gutters, or you can plunk an Amazon Echo speaker on your kitchen counter to fill you in on the Sox score or add an appointment to your online calendar.

Chat

Mashable

This Friendly Robot Wants to Become Part of Your Family
August 27th, 2016

This friendly robot wants to become a part of your family. The Aido robot is a friendly, interactive home assistant that features voice activation, a multimedia projector, and smarthome control.

TNW THE NEXT WEB

Aido is pretty much the robot they promised everyone back in the 1950s
August 3rd, 2016

Aido will be friends with your weird kid, act as a security guard, remember your schedule and project movies onto the wall to help with anything from cooking to plumbing. This is the robot to kill all robots. With kindness.

tom's hardware

Most Amazing Robots You Can Buy Now (Or Soon)
July 6th, 2016

With a 7-inch screen displaying expressive, animated eyes mounted on a rolling body, the Aido personal home robot differs from its competitors in three startling ways. First, Aido is a foot taller, making its stature a bit more comfortable for adults to deal with, whether you're asking it to dim the lights or it's patrolling your home on its own while you're away.

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T3 The gadget magazine

The smart robots about to invade your home
June 24th, 2016

From the dreamy demo video it looks like Aido will be able to project your Facebook News Feed on the wall, teach your daughter piano, keep an eye on the cooking, integrate with other smart home devices and patrol the hallways when you've all gone to bed.

FORTUNE

This Is the Scariest Indiegogo Campaign You Will Ever See
May 7th, 2016

If you were already nervous about the A.I. revolution, there is a campaign on Indiegogo right now that will convince you to renounce all your worldly possessions and live forever in a southern Nevada commune. It's called Aido, and it's a rolling home robot—kind of like Siri if she became sentient and followed you around the house.

SLASHGEAR

Aido Home Robot Plays with Kids and Controls Smart Appliances
March 18th, 2016

Aido is a new personal robot that has turned up at Indiegogo and looks a bit like Wall-E's girlfriend Eve if she were much taller and had a hunched back.

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Meet Aido - the Next Generation Home Robot

Aido is an interactive personal home robot. He's an all-in-one package that comes with the best of home automation, security, assistance, entertainment and much more. Smart, interactive, and uniquely mobile - Aido can play with your kids, help you with household chores, handle your schedule, and keep your home safe.


Got a wall?
Beam a movie or play a game on it
Ergonomically designed.
For your home
Let Aido do the boring tasks.
Or teach him new skills
Get Aido to welcome your friends at the door
Call out.
Aido will come to you
All the amazing Android apps.
And Linux
Keep your home safe & healthy.
Even when you're away
Manage your home & appliances with ease
aido
Aido. Your friendly home robot. Starting at $499 !





AN ENTERTAINER

Immerse yourself in your favorite movies and games with the interactive projector and speakers.



A HOME MAKER

Keep your home secure with Aido's patrol mode. And keep your home healthy using his various sensors.



A TEACHER

Aido's sound effects, graphics, and movements make for an incredible interactive learning experience.



A HELPER

Ask Aido to fetch the latest recipes, reschedule your meeting, or just dim the lights when you relax.


HOME MONITORING
AND SECURITY

A HANDYMAN

Aido can quickly beam helpful videos on a nearby wall to fix that leaking faucet, or any faulty unit.



A FRIEND

Aido recognizes each member of your household, and adjusts to individual preferences.


$800,000+
in pre-orders
WINNER

DESIGN INSPIRATION

AIDO'S DESIGN IS INSPIRED BY DOLPHINS


slender and generous proportions
graceful and well rounded
delightful form language

When our industrial designers were asked to start thinking about a new concept for a personal robot and home assistant, they turned to nature to garner inspiration. They were immediately attracted to dolphins.

The dolphin's intelligence, playfulness, and friendliness, built-in smile, and merry-looking eyes have been a source of interest and enchantm[ent to] human beings for centuries. The senses of the dolphins have been subjected to intensive investigation, as have their intelligence and their remarkable systems of echolocation and communication.

Dolphins also display culture, something long believed to be unique to humans. Dolphins also have a sleek, streamlined and attractive fusiform body. Aido's design principles draws its inspiration from Dolphins.

TECHNICAL SPECIFICATIONS



Physical Specification
Total height: 914 mm
Top height: 320 mm
Bottom height (w/o wheel): 554 mm
Net weight: 8 Kg
4 degree of motion

Computers
CPU1: Quad Core ARM7 @ 1.6 Ghz
RAM: 1GB DDR3 RAM
Storage: 32GB MicroSD

CPU2: Quad Core ARM7 @ 1.6 Ghz
RAM:1GB DDR3 RAM

CPU3: Dual-core A23 @ 1.5Ghz
RAM: 512MB

GPU1: MaliMP2 GPU at 600 MHz
GPU2: PowerVR SGX540 at 500MHz
GPU3: MaliMP2 GPU at 600 Mz

Connectivity
WiFi: 802.11b/g/n
Bluetooth: Yes
USB: 5 external USB port
Protocols: ZigBee, Z-Wave, WiFi and BLE
Universal IR Remote: Supports 1000+ Devices

Sensors and Inputs
Microphones: 6 Capsule Microphone Array
Gravity Sensor: 4-dimensional G-sensor
Environment Sensors: Temperature , Humidity, Ambient light , Air quality, GPS, Noise, Pressure
Camera 1: 5 MP camera
Camera 2: 1 MP 30 FPS Infrared vision
Camera 3 & 4 (Tablet): 0.3 MP Camera

Displays
Projector 1: Head mounted LED DLP (320x240)
Projection: 0.2 - 2 Mts / 21'' (10 Lumens)
Projector 2: Body mounted LED DLP (640x480)
Projection: 1- 3.5 Mts / 100" (100 Lumens)

Screen: 7" Touch Screen (800x400)

Software
Operating Systems: Android and Linux
Compatible with All Android Apps
Apps : House Maintenance, Kitchen Assistant, Medication and Health, and, Personal Assistant
Butler, Escort and Tag Mode
Task Automation
Way points and Points of interest
Patrol Paths /Escort Paths
Indoor Mapping : WiFi and Object Reco
Based

Disclaimer: Aido is a work-in-progress and exact functionality and uses may be subject to change. Aido will have four points of contact for the mobility mechanism and Aido does not balance on a single ball - the images above are for representational purposes only. We are still working through challenges on the mobility and home automation modules which are not yet functional.













GROWING FAST

FUNDS RAISED ON INDIEGOGO


$840,582
$800,000
$700,000
$600,000
$400,000
$300,000
$200,000
$100,000
$0
Feb-2016
Apr-2016
May-2016
Jun-2016
Jul-2016
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Sep-2016
Oct-2016

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THE MARKET

Market Outlook

Market for consumer and business robots is forecast to explode in the next few years

- Service Robotics market expected to grow from **$5.6B** in 2014 to **$22.5B** in 2021 at a **18.8%** CAGR
- **$1.5B** market for consumer and business robots by 2019
- **17% CAGR** between 2014 and 2019, three times faster growth than market for manufacturing robots
- Smartphones and Tablets have made it easier to develop robots for consumer and office space

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Market Trends

Connected Home Devices: Forecast to grow at a CAGR of67% over the next 5 years with annual revenues to touch$490B by 2019

Component Costs: Many of the sensor &component costs have declined by as much as 100X over the past decade

Consumer Adoption: 14M+ Roombas have been sold since launch; 4M+ in the last two years alone

31M personal use service robots forecast to be sold between 2014 and 2017.

Sources: BI Intelligence, iRobot, Gigaom

Exit Strategy

We have received tremendous interest from leading electronics and home automation companies. Our goal is to build an extendable service and domestic robotic technology platform. We envision four potential exit scenarios:

1. Sell the Platform,Company and the Brand value to a strategic buyer and investors can liquidate their shares
2. Evaluate an Initial Public Offering of securities
3. Merge with any other automation integrator and pay investors dividends from profits
4. Grow organically and pay investors dividend from profits

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WE HAVE DOMINATED THE MARKET

Partners & Associations

InGen Dynamics is proud to have signed partnerships with some of the most innovative companies to help us create the greatest home robot ever made. Our most recent partnership with LG U+ has created global opportunities.

Recipient of Multiple Awards

Recipient of Gamechanger 2016 Award by T3

Top 5 Finalist for Basware Next Big Thing Award

Invited to annual internal AI & Machine Learning Event

Selected to be showcased at Disney's innovation campus

Industry Recognized


Maartje de Graaf
Arshad Hisham presenting about the Aido robot at our @RoMan2016NYC workshop the Challenges of HRI in the real world

Aido Founder invited as keynote speaker at the annual 2016 IEEE Robotics conference in Columbia University, New York


Outlook for Enabling Technologies in the Consumer Robotics Market

Aido Founder invited as Panelist and Speaker at the industry leading Annual Robo Business event in San Jose

bcg.perspectives by THE BOSTON CONSULTING GROUP

Aido Founder featured in BCG Perspectives, Boston Consulting Group's quarterly thought leadership series on Machine Learning / AI

Featured in Global Industry Research Reports

Over the last year InGen Dynamics has been meeting with partners around the world as well as participating in global initiatives in Robotics and Artificial Intelligence.

Aido Robot was identified as one of the players in security and home robots by various industry research reports globally. We are also in the process of partnering with global leaders in Manufacturing, Home Electronics and Medical Science including LG.

Sources: Business Wire, FBIC Group


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Security Robots Market by Types; by Environment; by Verticals; by Regions: Market Size, Forecasts, Insights and Opportunities (2016-2021)
ID: 3833813 | August 2016 | Region: Global | 103 Pages
DESCRIPTION
TABLE OF CONTENTS
COMPANIES MENTIONED
FORMATS
The report on the security robots market provides an in-depth analysis of the market size, forecasts and opportunities of security robots that cater to the commercial, government and residential ecosystem. The study includes market analysis of security robots for both the indoor and outdoor environments.
The report also provides the market size and forecasts of security robots, categorized by segments - Hardware, Software and Services. The services category is further sub-segmented into Leasing and Rental, and Maintenance. Further to this, the report also provides the market data for systems across five
Global Security Robots Market to Reach $2.71 Billion in 2021
FEATURED COMPANIES
Adept MobileRobots
GeckoSystems
InGen Dynamics Inc.
LG

THE FUTURE OF PERSONAL ROBOTS

The next phase of the consumer robotics revolution is well and truly underway. The next 5 years will set the stage for how these robots could fundamentally transform our homes and daily lives. We believe Aido will play a central role in this revolution.

When you invest in a startup, you are investing in a vision. You are creating jobs, altering the course of the future, and making your mark on history. Every great company -- from Facebook to Apple -- started with entrepreneurs and investors who were crazy enough to try something no one else had done before. We believe affordable home robots is an idea that's time has come. We're investing our time, money, blood, sweat, and tears to build something truly revolutionary. If you share our vision, please join us and help make it a reality!



TIMELINE

December 2014
Early User Research
User Research spanning over 400 potential users all over the world.

January 2015
R&D
Discussions with early partners and consultants; Team starts R&D Work

March 2015
Design
Physical design finalized

January 2016
Seed Round & Indiegogo
Closes a seed round of $10K; Indiegogo invites Aido to launch on platform

February 2016
T3 Winner
T3 GameChanger Award; Crossed $250K in first week of launch Indiegogo

March 2016
Prototype 3
Prototype 3 is completed and teste

May 2016
Featured Worldwide
Aido featured in Fortune, Forbes, NextWeb, Slashgear and more.

June 2016
IEEE
IEEE invites Aido to participate

July 2016
Basware Next Big Thing
Aido shortlisted on Basware Next Big Thing

August 2016
SDK
Becomes one of the only two home robot campaigns worldwide to release an SDK to the backer community; Close to 200 developers sign up

August 2016
Disney
Walt Disney invites Aido to their innovation campus

September 2016
LG & Indiegogo
LG signs letter of Intent for partnership; Pre orders reach $780K on Indiegogo

November 2016
BCG Invites Aido
BCG invites Aido to inaugural Machine Learning AI event in Chicago

January 2017
Discovery Channel Debut
Aido is featured in Discovery Channel debut

Late 2017
Aido Shipped to Market
Aido is estimated to be shipped to investors in late 2017

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Use of Proceeds

Marketing: Adding to our marketing team and preparing for major advertising and outreach campaigns.

Manufacturing: Finalize mass production specs and produce Beta units for broad testing and refinement. Initial tooling and manufacturing costs.

Research and Development: Continue refining both hardware and software products as well as building our future products and technology for long-term growth.

Irregular Use of Proceeds

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Up to $50,000 for the marketing and promotion of this campaign has been advanced to the Issuer by StartEngine as part of its Marketing Fund Advance Program, to be recouped by the Issuer regardless of campaign success. All advanced funds will be used in direct support of this campaign and will be verified by StartEngine.

The issuer may incur other Irregular Uses of Proceeds which may include but are not limited to the following: vendor fees and salaries and/or expenses paid to the Company's directors or officers or their friends or family, any "Administration Expenses" that are not strictly for administrative purposes, any "Travel and Entertainment" expenses, and any repayment of inter-company debt or back payments; provided however, that the foregoing fees or expenses, as applicable, exceed $10,000.

> "whaaaaaattt!!!!! This one look even cooler the jibo!!! He's got a cute face and a projector!!!!
>
> Amanda D

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Dear Prospective Investor,

Your childhood dreams have arrived.

You grew up dreaming that Wall-E, R2D2 and other home robots from science fiction would become real and we did too. That dream is now year away. Meet Aido - the Next Generation Home Robot.

The next 5 years will set the stage for how these robots could fundamentally transform our homes and daily lives. We believe Aido will play a central role in this revolution. With that commitment to the community, were incredibly excited to be able to raise funds for the next phase of our growth through this crowdfunding platform.

Crowdfunding is an important part of our culture and we owe our success to our global backers who helped us bring Aido to life. We believe that uniting fans together as a community isn't just good fun, its also good business. Enabling anyone interested to invest in our company, not just the wealthiest investors, is incredibly gratifying and truly encapsulates our company culture. Together, we can make a dent in the universe - and have a lot of fun along the way.

Early stage investing isn't for the faint hearted, but if you want to take a swing for the fences, we'd love to take you along for one of the most incredible journey of your life - making history along the way - togethe

Your childhood dreams have truly arrived!

Arshad Hisham

InGen Dynamics, CEO

FAQ

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What can I do with Aido?

Aido has state-of-the-art custom display technology, an interactive projector system, advanced speech recognition, face detection, an incredible personal AI & seamless integration with all your home automation and security needs.

With Aido, you can:

- Use the interactive projector to project movies, games & other content on a wall. Use gestures to play games or control playback of media.
- Use voice control to call Aido to you and give it commands. Aido has a set of powerful mics that let it listen to your voice, even in noisy environments, and a ball-based navigation system that allows it to traverse your home
- Use Aido's universal remote to control your home appliances like TV, home theatre system, etc.
- Connect Aido to your smart devices that support Zigbee, Z-Wave or DLNA and control them through Aido.
- For instance, you can ask Aido to reduce the room temperature, and show you who's at the door (if you have a smart home camera).
- Ask Aido to escort guests from the door into your living room
- Ask Aido to display a recipe over the projector to help you whip up a new dish
- Get Aido to take pictures of your friends at home and post it to your Facebook page
- Ask Aido to download playlists from Spotify and play DJ for your parties
- Read out stories to your kids using its storytelling feature
- Patrol your home when you're away and send a notification or photograph if there's an intruder
- Get a reading of temperature, pressure, air quality, etc. across your home

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What devices are compatible with Aido?

We don't have the official compatibility listing yet, but popular Android and iOS devices will be supported for the companion app. You can set a lot of Aido's functionality or view alerts of what's happening at home using the Aido companion app.

Aido's companion app lets you set:

- Patrol paths for Aido to traverse
- Turn on/off connected smart devices
- Get Aido to charge before you're home
- Design triggers for which you can receive alerts
- Schedule events like movie download/playback at particular times
- Create weekday/weekend routines

- Create preferences for family members
- Aido's companion app lets you view alerts for:
- Change in parameters like air quality, noise, etc.
- Images/video of your home
- Notifications when someone's at the door (if connected to a smart door camera)
- And more

How easy is it to set up and use Aido?
You can quickly setup Aido through its mobile companion app. We aim to make Aido simple to setup and use.

Who is Aido designed for?
Aido is designed for everyone: Adults, Kids, Seniors, Families, Geeks and Developers.

Can I give Aido a different name?
For now, you will have to call him by his name Aido to interact with him. Name customization will be available in the future.

Can I invest?
Yes, anyone can invest. In a departure from previous investment rules, the SEC now permits Regulation CF offerings to take on investors who are unaccredited as well as accredited investors. If either of an investor's annual income or net worth is less than $100,000, then the investor's investment limit is the greater of:

- $2,000 or
- 5 percent of the lesser of the investor's annual income or net worth.
    - If both annual income and net worth are equal to or more than $100,000, then the investor's limit is 10 percent of the lesser of their annual income or net worth.
    - During the 12-month period, the aggregate amount of securities sold to an investor through all Regulation Crowdfunding offerings may not exceed $100,000, regardless of the investor's annual income or net worth.

Do I need to provide any documents to invest?
No, you do not need to provide any separate documents in order to invest. Just provide the information required by the online forms on StartEngine.

How much is the minimum investment?
The minimum investment amount for InGen Dynamics is $141.00, which is equal to 100 shares.

What is the price per share?
The price per share for the InGen Dyanmics' offering is $1.41 per share.

What documentation/confirmation will I receive for my investment?
Investors will receive a confirmation of their investment and a subscription agreement that has been accepted by InGen Dynamics via email.

Help, I'm experiencing a problem or having trouble using the platform to invest!
For assistance with making your investment, please contact StartEngine customer support via email at contact@startengine.com or the live chat on our website by clicking on the green chat widget in the lower right corner.

Meet the Founder



Arshad Hisham

Founder, CEO

Mr. Hisham is a serial entrepreneur and a Cranfield University (UK) MBA. He has built and run hardware automation companies. He has published research papers on Robotics and has held senior roles in the past at IBM, Govt. of Australia, and Toyota. Mr. Hisham is a frequent speaker on the Robotics most recently as a keynote speaker at the annual IEEE Robotics Symposium, Boston Consulting Group's annual AI and machine learning event as well as at the industry-leading Robo-Business event among others.

And the Rest of the Team



Anurag Pal

CFO

Experienced finance professional with extensive operational, finance and sales and marketing background. Texas Austin MBA and previous roles include Director at Hewlett Packard.



Hareesh S.

Leader - Hardware and Electronics

A hardware and electronics specialist with more than 15 years experience in development of machine control, firmware for special purpose machines, PLC programming., weapon simulators for the Army, control systems for truck driving simulators, and special purpose motors. Previous projects include Traab Engineering, Autoliv, Digicon, GKB Lenses, and, the Army.



Sabir A.

Leader - Mechanical Engineering

A mechanical engineering consultant with around 25 years experience working with companies including General Electric, Emerson, UTC, RPDG, and, GoProto. Expert in New Product Development, Industrial Design, Mechanical Engineering, and Prototyping.



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Sumeendranath R.

Leader - Software Engineering and A.I.

A Texas Instruments alumnus with more than 15 years experience of creating ground breaking technologies including a UNDP showcased project, complex electoral polling, GPS based data collection and state-of-the-art applications. Experience also involved developing AI/software for Soccer based Robots.

Offering Summary

OFFERING SUMMARY

The following summary highlights selected information contained in this offering circular. This summary does not contain all the information that may be important to you. You should read the more detailed information contained in this offering circular, including, but not limited to, the risk factors beginning on page 2. References to "we," "us," "our," or the "Company" mean InGen Dynamics, Inc.

Our Company

InGen Dynamics, Inc. ("InGen" or the "Company"), is a Delaware corporation that has designed and is developing "Aido" an interactive personal home robot and extendable service and domestic robotic technology platform that can be used in households, retail spaces, and senior homes for various utility purposes.

The Offering

Securities Offered	Maximum 709,200 shares of common stock ($999,972.00)
Common Stock outstanding before the Offering	6,600,000
Common Stock outstanding after the Offering	7,309,200
Use of Proceeds	The net proceeds of this offering will be used primarily to commercialize Aido, fulfill crowdfunding product orders, continue ecosystem engagement and to hire and grow the Aido team.
Risk Factors	Investing in our shares involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the "Risk Factors" section of this offering circular.

Perks*

*All perks are individual, not inclusive of previous perks. You only get one perk reward matching your investment level.

All investor Aido's are Special Edition which comes with

- Serial numbered
- Ownership certificate
- Personal engraving with owner's name

$500+ Reservation for Aido Classic with discounted price of $500

$1500+ Aido classic

$2000+ Aido Premium Bundle

$5000+ (2) Aido Premium Bundle Space Gray

Notes

- All Indiegogo backers who invest $200+ receive complimentary upgrade to Special Edition.
- Shipping rates collected on dispatch
- Aido will be shipped when they are ready for the market

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets	$0.00 USD	$0.00 USD
Cash & Cash Equivalents	$0.00 USD	$0.00 USD
Accounts Receivable	$0.00 USD	$0.00 USD
Short-term Debt	$3,573.00 USD	$0.00 USD
Long-term Debt	$0.00 USD	$0.00 USD
Revenues / Sales	$0.00 USD	$0.00 USD
Costs of Goods Sold	$0.00 USD	$0.00 USD
Taxes Paid	$0.00 USD	$0.00
Net Income	-$3,639.00 USD	$0.00 USD

Finances

Offering Details

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

No available updates at this time. Follow InGen Dynamics, Inc. to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Aido // Video Script Shoulders of Giants

People are capable of accomplishing brilliant things. Brilliant accomplishments open doors to even more brilliance.

We call this standing on the shoulders of giants. As human beings we are drawn to these giants.

Call it curiosity. Ambition. An insatiable drive to achieve great things. It's a tremendous amount of work.

It requires many dedicated people pushing down barriers. In the spirit of purposeful, meaningful, and useful, progress. When all is said and done, something quite remarkable happens.

aido, meet the world.

World, meet aido.

Arshad Hisham.

To stand on the shoulders of giants – it's how we advance, evolve, improve the world we live in. It forces us to imagine solutions to problems in new ways.

At ingen dynamics we have always known that robotics will improve our lives in unimaginable ways. The timing is perfect. The technology is better, faster and cheaper.

Our access to giants of the industry has been unprecedented.

You grew up dreaming that R2D2, Wall-E, and others would someday become a reality. Your childhood dreams have arrived.

Aido is revolutionary. He is the "internet of things" brought to life. He fills a space in our lives where previously there was only a device. He is not just a personal assistant, an entertainment center, a security hub, a home automation center – he is a presence. He fills a void.

Since the beginning of 2016 when we launched our Indiegogo campaign, aido has evolved tremendously. And the world is taking notice. We are being recognized and celebrated by icons of the industry. Resulting in hundreds of pre-orders from around the world - raising close to a million dollars.

And today we are inviting investors who share our excitement and passion to join our incredible journey. Together, we can make a dent in the universe - and have a lot of fun along the way.

Host.

If I was thinking of investing in a consumer robotics company - there are a number of questions I would ask.

Some of them being -

Is there a market for it? Are the major automation vendors interested in it? What does the industry think about it?

It's only been 9 months since Aido launched on IndieGoGo and the amount of progress Ingen have made has been amazing. Aido setup with a goal to attain 75000 dollars on the IndieGoGo campaign, and they blew that out of the water with close to 434000 in 60 days.

Aido's IndieGoGo campaign was an amazing success. 3 Months later InGen released an SDK for the home Robot platform, one of the few home robot platforms to do so and at this point their crowdfunding had reached almost 700000 dollars. Around this time the press and industry starting noticing InGen - Aido got picked up by IEEE, Walt Disney, Robo-Business and also got invited over to the Boston Consulting Group's annual AI event.

Fast forward to couple of months of development and testing Aido started initial talks with LG, and other vendors. Shortly after these developments Aido was featured as in the global security robot markets research report by Research and Markets, World's largest market research store and also featured in the Fung-Global retail report.

The timing is perfect. The technology is better, faster and cheaper. The next phase of the consumer robotics revolution is well and truly underway. And Aido look positioned to play a central role in this revolution.

EXHIBIT E TO FORM C

STARTENGINE SUBSCRIPTION PROCESS

Platform Compensation

- As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 5% (five percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the Offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuing company hits its goal early, and the offering minimum of 21 days has been met, the issuing company can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1M in investments.
- If the sum of the investment commitments does not equal or exceed the target offering

amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

- If a StartEngine issuer reaches their target offering amount prior to the deadline, they may conduct an initial closing of the offering early if they provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $100,000, then during any 12-month period, they can invest up to the greater of either $2,000 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $100,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $100,000.